Filed Pursuant to Rule 253(g)(2)

File No. 024-10716

1st stREIT OFFICE INC.

SUPPLEMENT NO. 2 DATED DECEMBER 20, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 13, 2017

This document supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”, “we”, “our” or “us”), dated September 13, 2017 and filed by us with the Securities and Exchange Commission (the “SEC”) on September 13, 2017 (the “Offering Circular”), as previously supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

• Declaration of dividend.

Declaration of Dividend

On December 14, 2017, the Board declared a regular quarterly cash dividend of $0.25 per share of common stock for the period from October 1, 2017 to December 31, 2017. The dividend will be payable on January 10, 2018 to stockholders of record as of the close of business on December 25, 2017. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per Common Unit of the Operating Partnership.

The quarterly cash dividend equates to 10.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price.